Filed by Eagle Wireless International, Inc. pursuant to
                        Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
                        Subject Company: Eagle Wireless International, Inc. Commission File No. 0-20011


FOR IMMEDIATE RELEASE:

              EAGLE WIRELESS INTERNATIONAL AND CLEARWORKS.NET SIGN

                           DEFINITIVE MERGER AGREEMENT

  "NEW COMPANY TO FEATURE A FULL COMPLEMENT OF BROADBAND PRODUCTS AND SERVICES"


LEAGUE CITY, TX - SEPTEMBER 18, 2000: Eagle Wireless International, Inc. (AMEX:
EAG) and ClearWorks.net (AMEX: CLW) jointly announced today that they have signed a definitive merger document that completes the agreement between the two companies. According to Dr. H. Dean Cubley, President and CEO of Eagles Wireless, "I believe this merger is creating a new company that will have the ability to provide a full complement of broadband products and services to a wide range of customers and applications in a manner that currently is not being provided by any other competitor."

Due to the size of the transaction, as well as to comply with SEC and American Stock Exchange requirements, both companies are currently preparing proxy materials. It is anticipated that both companies will hold their special stockholder meetings on the same day, but in different locations in the Houston, Texas, area. The exact timing of the mailing of the proxy materials and the shareholder meetings will depend on SEC review, as well as other related timelines. Both companies indicated that it is their intention to expedite all aspects of this merger to insure a transition to full operation as the new combined company at the earliest possible time.

Dr. Cubley commented, "This merger will initially require a great deal of extra effort on the part of both companies to guarantee a smooth and efficient transition, while assuring that neither company looses any momentum in their current business plan. To this end, even as the final approvals of the merger are being sought, our merger agreement calls for Eagle Wireless to provide bridge financial assistance to ClearWorks.net to enhance the rate at which Bundled Digital Services can be installed under existing contracts, as well as the active pursuit of additional new contracts. I firmly believe that any extra effort now will be well worth expending when one considers the potential benefits that can be gained in the longer term by our combined shareholder base. I look forward to working side by side with Michael McClere and believe that together we will provide the leadership and direction to create a highly successful new company."

Michael McClere, CEO of ClearWorks.net, stated, "By joining forces with Eagle Wireless, ClearWorks.net will have the opportunity to quickly deploy the materials and manpower required to complete installation of our Bundled Digital Services (BDS) in the 60,000 new homes we currently have under contract. Eagle's financial strength will also allow us to expedite services to the projected 100,000 additional new homes we anticipate putting under contract over the next 12 months. In addition, Eagle currently can supply many of the products that are needed in support of our BDS contracts. There also appears to be other areas where Eagle is currently working that ClearWorks.net technology can be readily applied. In my opinion, this merger is a natural fit for the two companies and I am confident that our new company, with its full complement of broadband products and services, will be a formidable competitor in the marketplace just as soon as the required SEC and stockholder approvals can be obtained. In particular, as co-CEO, among other new responsibilities, I anticipate taking a very active role in the overall operations of our new company, as well as focusing on getting our message out to the Wall Street community."

Dr. Cubley further noted, "Each BDS subscriber gives the new company an opportunity to create a long-term recurring revenue stream and to generate up-front product revenue by adding a number of current and future hardware and software and service products, such as our Convergent Set-Top Box (CSTB) to the existing ClearWorks.net contracts. This balance of near-term and long-term recurring revenue is a combination that will be hard to beat. Hardware, installation and home wiring for the current BDS contracts alone have the potential to generate more than $100 million in additional near-term revenue for the new company in the next 24 months. And, since these same contracts are expected to generate in excess of $2 billion over the next twenty-five years in recurring revenue, the new company is looking forward to establishing this revenue stream as soon as possible. We are also looking forward to applying the BDS concept to some of the current Eagle contract applications in the near future. The combination of our convergent hardware products, BDS, "last mile" cable and fiber installation, network services, wireless products, wireless network and spectrum services, CLEC status and strong manufacturing and R&D capabilities should provide a well-balanced revenue mix as we provide a full complement of broadband products and services to our customers."

As indicated above, it is expected that Eagle Wireless will file a registration statement on SEC Form S-4 and Eagle Wireless and ClearWorks.net will file a joint proxy statement/prospectus with the SEC in connection with the transaction, and that Eagle Wireless and ClearWorks.net will mail a joint proxy statement/prospectus to stockholders of Eagle Wireless and ClearWorks.net containing information about the transaction. Investors and security holders of both Eagle Wireless and ClearWorks.net are strongly urged to read the definitive joint proxy statement/prospectus regarding the proposed merger contained in the Form S-4 because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus when it becomes available and other documents filed by Eagle Wireless and ClearWorks.net with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from Eagle Wireless and ClearWorks.net.

Eagle Wireless and ClearWorks.net, and their executive officers and directors, may be deemed to be participants in the solicitation of proxies from the stockholders of Eagle Wireless and ClearWorks.net, respectively with respect to the transactions contemplated by the merger agreement. Information regarding Eagle Wireless' officers and directors is included in the Form SB-2 filed by Eagle Wireless with the SEC on July 14, 2000. This document is available free of charge at the SEC's web site at www.sec.gov and from Eagle Wireless on request. Information regarding ClearWorks.net's officers and directors is included in Clearworks.net's amended Form 10-KSB filed with the SEC on July 3, 2000. This document is available free of charge at the SEC's web site at www.sec.gov and from ClearWorks.net on request.

Eagle Wireless International, Inc. and its subsidiaries are leading suppliers of broadband wired and wireless equipment and services for the Internet, multimedia set-top box, one- and two-way wireless messaging, specialized mobile radio, remote data acquisition and meter reading, and integrated wired and wireless convergence product markets. The company is headquartered in League City, Texas, south of Houston, near the NASA Johnson Space Center. Further news updates on Eagle, its products and services are available at WWW.EGLW.COM, WWW.BROADBANDMAGIC.COM, WWW.ATLANTICPACIFIC.NET, WWW.ETOOLZ.COM, and WWW.OTCFN.COM/EGLW.

ClearWorks.net is one of the leading providers of Fiber-to-the-Home (FTTH), often referred to as "the last mile" solution, for neighborhoods and businesses utilizing the company's Bundled Digital

Services (BDS) which includes high-speed Internet connectivity, dial-tone, digital multi-channel video, on-demand video rental, a community Intranet and other digital services. For more information on ClearWorks.net, please visit the company's website at WWW.CLEARWORKS.NET.

FORWARD-LOOKING STATEMENTS IN THIS RELEASE ARE MADE PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS ARE CAUTIONED THAT SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, WITHOUT LIMITATION, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS, INCREASED LEVELS OF COMPETITION, NEW PRODUCTS AND TECHNOLOGICAL CHANGES, THE COMPANY'S DEPENDENCE UPON THIRD-PARTY SUPPLIERS, INTELLECTUAL PROPERTY RIGHTS, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Clareen O'Quinn
Investor Relations

Eagle Wireless International, Inc.
800-628-3910
281-538-6000
COQUINN@EGLW.COM

Mario "Ike" Iacoviello
Investor Relations
OTC Financial Network

800-649-0983
760-931-9211
IKE@OTCFN.COM